Exhibit 99.1

JinkoSolar Schedules 2019 Annual General Meeting to be Held on November 19, 2019

SHANGHAI, October 24, 2019 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that it will hold its 2019 annual general meeting on Tuesday, November 19, 2019 at 11:00 a.m. (Beijing time) at No.58 Yuanxi Road, Yuanhua Industrial Park, Haining, Zhejiang, China, for the following purposes:

•	To re-elect Mr. Kangping Chen as a director of the Company;
•	To re-elect Mr. Xianhua Li as a director of the Company;
•	To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2019;
•	To authorize the directors of the Company to determine the remuneration of the auditors;
•	To authorize each of the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit;
•	To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2018, and the report of the board of directors; and
•	To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on October 24, 2019 (New York time) are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company’s 2018 Annual Report, containing the complete audited financial statements and the report of auditors for the year ended December 31, 2018, together with the report of the board of directors, are available on the Investor Relations Section of the Company’s website at www.jinkosolar.com.

The Company will provide to all holders of its ordinary shares, upon request, a hard copy of the Company’s 2018 Annual Report and the report of the board of directors free of charge.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes it solar products and sells its solutions and services to a diversified international utility, commercial, and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 10.5 GW for silicon wafers, 7.4 GW for solar cells, and 12.6 GW for solar modules, as of June 30, 2019.

JinkoSolar has over 15,000 employees across its 7 production facilities globally, 15 overseas subsidiaries in Japan, Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, and United Emirates, and global sales teams in China, United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama, and Argentina.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Ripple Zhang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3105

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +86 10 5900 2940

Email: carnell@christensenIR.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com